UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-

F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 30, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM REPORTS RECEIPT OF FINAL DECISION

OF A 2001 TAX REVIEW

Moscow and New York (December 30, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has received a final decision of the review of VimpelCom’s 2001 Russian tax filing by its tax inspectorate, stating that the Company owes only an additional 284.9 million rubles which is approximately US$10.2 million in taxes plus 205.0 million rubles or approximately US$7.4 million in fines and penalties.

The final decision reflects a significant reduction from the amount of 4.4 billion rubles or approximately US$157 million in additional taxes, fines and penalties, set forth in the preliminary act of the tax inspectorate for 2001. The final decision also stated that the tax authorities accepted the Company’s objections regarding the KB Impuls agency relationship and withdrew the related claimed amount.

A significant portion of the tax claim exclusive of fines and penalties (252.2 million rubles or approximately US$9.1 million) is the result of the authorities claiming that, in their opinion, value added tax offsets were made incorrectly. The Company plans to pay the value added taxes for 2001 and make offsets of these amounts in later tax years.

Although VimpelCom does not agree with the claims of the tax authorities, the Company plans to pay the claimed amount and is considering, under the current circumstances, whether to appeal some or all provisions of this final decision for 2001.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are grateful for the active role of several senior government officials, including officials who are very knowledgeable of the Russian tax code. The overall process between the tax authorities and ourselves was constructive.”

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about potential taxes that may be due by VimpelCom and whether VimpelCom will appeal, or otherwise object to, the acts and decisions of the tax inspector and VimpelCom’s plan to make offsets of 2001 value added taxes in later years. There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles (including challenging the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls) that additional taxes are due for VimpelCom or other entities within the VimpelCom group for the same or additional tax years. In addition, there can be no assurance whether or how much VimpelCom will be able to successfully offset 2001 value added taxes in later years. The adverse resolution of these and other tax matters

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VimpelCom Reports Receipt Of Final Decision Of A 2001 Tax Review

that may arise could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com